

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

July 25, 2012

<u>Via E-mail</u>
Lisa C. Im
Chief Executive Officer
Performant Financial Corporation
333 N. Canyons Parkway
Livermore, California 94551

**Re:**     **Performant Financial Corporation
Registration Statement on Form S-1/A
Filed July 23, 2012
File No. 333-182529**

Dear Ms. Im:

We have reviewed your registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Financial Statements</u>
<u>Note (6) Capital Stock, page F-31</u>

1. We note that in March 2012 you issued 107,522 shares of common stock with a deemed value of $1,215,000 as compensation for financial services.  In light of the proximity of this issuance to the IPO and the significant difference in the valuation and the preliminary IPO price range, it is unclear to us how you reasonably concluded

the assigned value was the fair value of the shares issued. With a view towards expanded disclosure, please advise us in detail.

General

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365, or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Attorney-Advisor, at (202) 551-3415, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810, with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director